UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

Agreement Reached to Sell Montenay International

PARIS, July 6, 2009 – Veolia Environnement (Euronext: VIE and NYSE: VE) announced today that it has entered into an agreement to sell Montenay International, its North American portfolio of waste-to-energy contracts, to Covanta Holding Corporation (NYSE: CVA) for a total consideration of $450 million including debt assumption. This enterprise value represents nearly 10 times 2008 EBITDA. The transaction is subject to applicable regulatory approvals as well as other customary closing conditions, including third parties' approvals. In the absence of such approvals, certain assets could be excluded from the transaction's scope, the price being reduced pro tanto. Our goal is to close the transaction before the end of the year.

The sale of Montenay International forms part of the disposal program announced by Veolia Environnement on March 6, 2009.

Denis Gasquet, CEO of Veolia Environmental Services, stated: "Our portfolio of waste-to- energy contracts in North-America is largely independent from and generates few synergies with the rest of our activities. The potential areas of development in the North America waste-to-energy market also appear to be limited and independent from the other segments of the solid waste market. The waste-to-energy market is, however, a strategic growth platform for Veolia Environmental Services in countries with strong growth potential where synergies can be generated with our waste collection or waste treatment activities, for example in the UK through Private Finance Initiatives."

Veolia Environnement is an important leader in environmental services in North America. Overall the group’s operations in North America generated approximately $4.5 billion of revenue in 2008, net of the divested business.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330 000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial companies in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36.2 billion in 2008. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312-552-2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 6, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary